HUDBAY CONFIRMS 2018 FUNDING TO ADVANCE AMARC’S COPPER PROJECTS

December 27, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that Hudbay Minerals Inc. (“Hudbay”)(TSX: HBM; NYSE:HBM) has confirmed 2018 funding of $3.15 million1 to advance Amarc’s JOY Project and $1.5 million to advance its IKE Project.

Under the terms of the JOY Project Agreement (see news release dated August 22, 2017) and the IKE Project Agreement (see news release dated July 6, 2017) Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in each of the Projects, with Amarc the operator during the exploration periods. In the first stage, Hudbay can earn an initial 49% interest in JOY and IKE by funding $15 million and $25 million, respectively, of project expenditures before December 31, 2020. In 2017, Hudbay funded $2.0 million to advance JOY and $3.3 million to advance IKE. Pursuant to executed letters of intent, which are conditional on being superseded by amended Agreements by January 31, 2018, Hudbay will have the right to extend its first stage earn-in period for both Agreements by one year to December 31, 2021. The partners have also agreed to include Amarc’s recently acquired PINE claims into the JOY Project. Of the 2018 JOY funding, $1.15 million will be paid to Amarc in 2018 towards its PINE property acquisition costs.

Provided that Hudbay has completed the first stage of funding and acquired 49% interest in the JOY and/or IKE Projects, it can then elect to acquire a further 1% interest (for a total 50% interest) in each Project by funding $5 million and $15 million of expenditures, respectively, by December 31, 2021. Subsequently, Hudbay may earn a further 10% interest (for a total 60% interest) in each of JOY and IKE by completing further important milestones and completing additional project funding that are linked to the acceptance of the requisite project into the Environmental Assessment (“EA”) review process and the issuance of the necessary EA Certificates.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Please see an updated corporate presentation available on Amarc’s website at www.amarcresources.com.

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1 All currency values are in Canadian dollars

Work at the 462 km2 IKE mineral property has delineated a copper-molybdenum-silver mineralized system measuring at least 3.5 km by 2 km through combined induced polarization (“IP”) surveys, talus geochemical sampling and the earlier drilling of 21 core holes at the IKE deposit. The IKE mineral system has the geological earmarks of important copper-molybdenum-silver mines like Morenci and Sierrita in Arizona, and Valley in BC. In addition, at least five significant porphyry copper deposits targets have been established within 10 km of the IKE discovery. Amarc is partnered with Hudbay to explore and develop the IKE Project. Planning for 2018 is underway. It is expected that the exploration focus at IKE will be wide-spaced drilling within the 3.5 km by 2 km mineralized system to begin determining the overall geometry and copper-molybdenum-silver grade distribution of this important-scale discovery.

At the 190 km2 DUKE mineral property, results received from two recent drill holes completed by Amarc, each of which drilled lengths of over 500 m, indicate the discovery of a significant new porphyry copper-molybdenum-silver-gold deposit. Importantly, after intersecting some 400 m of copper-molybdenum porphyry mineralization, continuation of the most westerly of the two drill holes encountered adjacent bulk tonnage-style gold-copper mineralization that is open to expansion. With the previously producing Bell and Granisle porphyry gold-copper mines nearby, this unexpected and exciting new development multiplies both the potential of the DUKE project, and the regional porphyry district staked by Amarc. The Company is developing plans to initiate a grid-type drill program as early as Q1 2018, in order to commence delineation of the geometry and grade distribution in relation to both the bulk tonnage gold-copper mineralization and copper-molybdenum-silver mineralization discovered at DUKE.

At the 464 km2 JOY project area, which includes the newly acquired PINE claims, the Company now controls the northern extension to the prolific Kemess gold-copper district. Centerra Gold recently announced the $310 million acquisition of AuRico Metals, owner of the Kemess district. Amarc has identified a new, 20 km long northeast trending structural corridor at JOY that hosts over 10 compelling porphyry gold-copper deposit targets. These focused targets are the result of extensive historical surface surveys and drilling by past operators. Amarc is partnered with Hudbay to explore and develop the JOY Project. Plans being developed for 2018 include systematic IP surveys over the deposit-scale targets already identified within and adjacent to the Finlay Magnetic Corridor. Drilling is expected to follow, testing the sulphide systems delineated by the IP surveys for major gold-copper deposits.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 30-year history of porphyry discovery and development success. Pervious and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is working with government, stakeholders and First Nations toward the responsible development of its projects, and manages an ongoing program of community and regional outreach for each of its projects. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company also seeks to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. There is no certainty that the referenced letters of intent will be superseded by binding legal agreements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.